Exhibit 23.6

October 28, 2025

American Airlines, Inc.

1 Skyview Drive

Fort Worth, Texas 76155

Re:	American Airlines, Inc. (the “Company”) Up to Two Airbus A321 XLR Aircraft, Twelve Boeing 737 MAX 8 Aircraft, Three Boeing 787-9 Aircraft and Eight Embraer E175 Aircraft Appraisals

Ladies and Gentlemen:

We hereby consent to (i) the use of the report prepared by us with respect to the aircraft referred to above, (ii) the summary of such report under the headings (a) “Prospectus Supplement Summary—Summary of Terms of Certificates,” (b) “Prospectus Supplement Summary—Equipment Notes and the Aircraft,” (c) “Prospectus Supplement Summary—Loan to Aircraft Value Ratios,” (d) “Risk Factors—Risks Relating to the Class B Certificates and the Offering,” (e) “Description of the Aircraft and the Appraisals—The Appraisals,” (f) “Description of the Equipment Notes—Loan to Value Ratios of Equipment Notes,” and (g) “Appendix IV—Loan to Value Ratio Tables” and (iii) references to our firm under the headings “Prospectus Supplement Summary— Equipment Notes and the Aircraft,” “Risk Factors—Risks Relating to the Class B Certificates and the Offering,” “Description of the Aircraft and the Appraisals—The Appraisals” and “Appraisals” in the Company’s preliminary Prospectus Supplement, expected to be dated on or about October 28, 2025, and the Company’s final Prospectus Supplement, in each case relating to the offering of American Airlines, Inc. Pass Through Certificates, Series 2025-1, Class B.

2101 WILSON BOULEVARD | SUITE 1001 | ARLINGTON, VIRGINIA 22201

PHONE : 1 703 276 3200 | FAX : 1 703 276 32 01

WWW.MBA.AERO

Sincerely,

MBA AVIATION

By:	/s/ David Tokoph
Name:	David Tokoph
Title:	President & CEO